Exhibit 99.2

Infosys Technologies Limited – Financial Release March 31, 2004	Indian GAAP Press Release

Infosys expects revenues to grow 24% in fiscal 2005

Becomes a billion dollar company; recommends 3:1 bonus issue and one-time special dividend

Bangalore, India – April 13, 2004

Highlights

Results for the quarter ended March 31, 2004

•	Income from software development services and products was Rs. 1,308.90 crore for the fourth quarter ended March 31, 2004, an increase of 28% over comparable income for the corresponding quarter in the previous year.

•	Net profit after tax for the fourth quarter ended March 31, 2004 was Rs. 337.05 crore, an increase of 30% over comparable net profit after tax for the corresponding quarter in the previous year.

•	Earnings per share from ordinary activities increased to Rs. 50.63 from Rs. 39.10 for the corresponding quarter in the previous year, an increase of 29%.

Results for the year ended March 31, 2004

•	Income from software development services and products was Rs. 4,760.89 crore for the year ended March 31, 2004, as compared to Rs. 3,622.69 crore for the previous year, an increase of 31%.

•	Earnings per share from ordinary activities increased to Rs. 187.38 from Rs. 144.68 for the previous year, an increase of 30%.

Others

•	38 new clients were added during the quarter by Infosys and its subsidiaries.

•	Net addition of 2,425 employees for the quarter for Infosys and its subsidiaries.

•	Net addition of 9,758 employees for the year for Infosys and its subsidiaries.

•	25,634 employees as on March 31, 2004 for Infosys and its subsidiaries.

•	The Board of Directors recommended a final dividend of Rs. 15 per share (300% on par value of Rs. 5 per share) for fiscal 2004 amounting to Rs. 99.96 crore.

•	The Board also recommended a one-time special dividend of Rs. 100 per share (2000% on par value of Rs. 5 per share), amounting to Rs. 666.41 crore.

Business outlook

“I am very pleased with our achievement of this historical milestone. The new journey has just begun and I am sure Nandan and his team will make it a great success,” said Mr. N. R. Narayana Murthy, Chairman and Chief Mentor.

“During the year, our revenues crossed the landmark figure of US$ 1 billion. We have grown from US$ 121 million, in 1999, to a consolidated revenue of US$ 1.06 billion in 2004,” said Nandan M. Nilekani, CEO, President and Managing Director. “Today, we have the required size, brand, compelling value proposition and ambition to build the next generation software services and consulting company.”

The company’s outlook for the quarter ending June 30, 2004 and the fiscal year ending March 31, 2005, under Indian GAAP and US GAAP, is as follows:

Under Indian GAAP

Outlook for the quarter ending June 30, 2004*

Infosys Technologies Limited – Financial Release March 31, 2004	Indian GAAP Press Release

Infosys consolidated

•	Income is projected to be between Rs. 1,363 crore and Rs. 1,371 crore; YoY growth of 25%.

•	Earnings per share is expected to be Rs. 50.4; YoY growth of 20%.

Outlook for the fiscal year ending March 31, 2005*

Infosys consolidated

•	Income is projected to be between Rs. 5,994 crore and Rs. 6,041 crore; growth of 24%.

•	Earnings per share is expected to be Rs. 224; growth of 20%.

* conversion 1 US$ = Rs. 43.40

* Unadjusted for the proposed bonus issue of shares as it is subject to approval by the shareholders in the Annual General Meeting to be held on June 12, 2004

Under US GAAP

Outlook for the quarter ending June 30, 2004*

– Consolidated net revenues projected to be in the range of $ 314 million to $ 316 million; YoY growth of 35% to 36%.

– Consolidated earnings per American Depositary Share expected to be $ 0.58; YoY growth of 32%.

Outlook for the fiscal year ending March 31, 2005*

– Consolidated net revenues projected to be in the range of $ 1,381 million to $ 1,392 million; growth of 30% to 31%.

– Consolidated earnings per American Depositary Share expected to be $ 2.61; growth of 27%.

* Unadjusted for the proposed stock dividend as it is subject to approval by the shareholders in the Annual General Meeting to be held on June 12, 2004.

“We have made substantial investments to enhance our end-to-end capability and expand our global footprint to new markets like Australia and China,” said S. Gopalakrishnan, Member of the Board and COO. “Our investment in Infosys Consulting, Inc., will enable us to leverage our Global Delivery Model in the consulting space to offer better value to our clients.”

Bonus issue of shares

The Board of Directors at their meeting held on April 13, 2004, recommended an issue of bonus shares (stock dividend) on the company’s equity shares in the ratio of 3:1, i.e. three additional equity shares for every one existing equity share held by the members on a date to be fixed by the Board, by capitalizing a part of the reserves.

Consequently, the Board of Directors recommended a stock dividend on the company’s American Depositary Shares (ADSs) in the ratio of two for one, i.e. one additional ADS for every one existing ADS held by the holders of the ADSs as on a date to be fixed by the Board. Following the stock dividend on the ADS, the ratio for converting ADS into equity shares shall be fixed at one ADS for one equity share.

Subject to the approval of these proposals by the members in the company’s Annual General Meeting on June 12, 2004, the Board has fixed July 02, 2004 as the Record Date to determine the shareholders and holders of ADSs who will receive the bonus equity shares and additional ADSs respectively. The bonus equity shares will be credited on July 05, 2004 and the additional ADSs will be credited on July 06, 2004.

Consequently, after the issue of bonus shares on the company’s equity shares and ADSs, the company’s issued and outstanding equity shares as of March 31, 2004 consisting of 6,66,41,056 equity shares including 52,90,305 equity shares underlying 1,05,80,610 ADSs will become 26,65,64,224 issued and outstanding equity shares including 2,11,61,220 underlying equity shares representing 2,11,61,220 ADSs.

Infosys Technologies Limited – Financial Release March 31, 2004	Indian GAAP Press Release

As the bonus issue of shares is subject to approval of the shareholders, the same is not reflected in the financial statements as per Indian GAAP for the quarter, half-year and year ended March 31, 2004.

Dividend declaration

The Board of Directors recommended a final dividend of Rs. 15 per share (300% on par value of Rs. 5 per share) for fiscal 2004 amounting to Rs. 99.96 crore. The Board also recommended a one-time special dividend of Rs. 100 per share (2000% on par value of Rs. 5 per share) amounting to Rs. 666.41 crore. Including the interim dividend of Rs. 14.50 per share (290% on par value of Rs. 5 per share) amounting to Rs. 96.09 crore, the total dividend recommended for the year is Rs. 129.50 per share (2590% on par value of Rs. 5 per share), amounting to Rs. 862.46 crore.

Expansion of services and significant projects

During the quarter, Infosys continued its association with global corporations, helping them realize significant business benefits through the effective leveraging of technology-driven business solutions. Infosys and its subsidiaries added 38 new clients and strengthened its relationship with about 400 clients worldwide, through the implementation of new initiatives.

Infosys regrouped itself on the basis of industry verticals. This approach has begun yielding results. The retail group saw the addition of a significant number of new corporations to its client portfolio. A leading consumer electronics retailer in the US has chosen Infosys to partner with it in its critical order-management and multi-channel integration initiatives. Infosys also started working with a major apparel retailer, catering mostly to teenagers, to enhance its core merchandise operations. In yet another significant win, a leading specialty retailer for children in the US is partnering with Infosys to enhance the company’s sales audit application. Other retail wins include the parent corporation of a consumer packaged goods company in the US, who has chosen Infosys to provide information systems services for all of the company’s operating divisions.

Infosys was selected by a European based multinational retailer to create and sustain sales applications as well as purchase and invoicing systems for the company.

Infosys saw increased traction in the high-tech and manufacturing space, with the addition of leading corporations to its client list. A leading international trade management solutions provider in the US chose Infosys to assist in the planning of its product development and global deployment. The company will also work with Infosys to ensure quality standards. One of the leading infrastructure software product companies also began its relationship with Infosys during the quarter. Infosys is to partner in the design and development of its business service management platform. This exercise is expected to help the company bring together the various parts of its existing product offerings.

A significant addition to the list of clients in the high-tech space is one of the largest electronic manufacturing services companies in the world. Another leading software product company in the US engaged Infosys in the design, development and implementation of a key product for one of the company’s Fortune 500 clients. In the Asia Pacific region, the largest Australian based software product company chose Infosys to help them improve functionality and enhance their flagship product offering.

In the manufacturing industry, Infosys started working with a continental-Europe based steel manufacturer to upgrade its business critical SAP system. The upgrade will bring the manufacturer increased productivity, and enable it to reduce time-to-market in its production facilities.

Yet another client added in Europe this quarter was a leading software vendor. Infosys was selected to design and build a best of breed web-enabled client reporting solution.

Aerospace and automotive corporations are also increasingly relying on technology to enhance efficiency. A leading member airline of the One World Alliance from Asia Pacific has engaged Infosys to build an Internet Based Booking Engine. A data analysis and visualization solutions provider in this space also established a partnership with Infosys during the quarter. Yet another win

Infosys Technologies Limited – Financial Release March 31, 2004	Indian GAAP Press Release

in this industry is a prominent global company in the US, which provides technical support to molders and OEMs.

In the telecom space, Infosys continued to support telecom service providers and products companies in their efforts to improve efficiency as well as reduce time-to-market. Infosys completed a project for consolidating network inventory systems across multiple geographies, for a leading global telecommunication service provider.

In the Energy and Utilities space, Infosys is partnering with a solutions provider to improve and streamline the customer service systems of a large electric and gas utility company in North America.

The health and insurance sector is also actively using technology to enhance customer service efficiency. Infosys enhanced its presence in this space by establishing a relationship with Australasia’s leading general insurance group. Infosys was chosen to advise on the re-engineering of its insurance system, as well as to provide high-impact business and technological solutions. Other prestigious wins in this sector include one of the world’s leading pharmaceutical companies, a contract/clinical research organization in Asia and a leading US company involved in global reinsurance and related risk assessment.

During the quarter, Progeon added two new clients, to increase its client base to 14. A life and pension service provider in the UK chose Progeon to provide investigation and actuarial support services. In another partnership initiated this quarter, Progeon will provide database analysis and knowledge enrichment to a provider of integrated solutions to automobile retailers in the US.

“Our universe of Fortune 1000 clients has expanded, with 3 clients providing revenues of US$ 50 million each,” said Basab Pradhan, Head – World-wide Sales and Senior Vice President. “There is a strong desire among large corporations worldwide to leverage the offshore model. Our solutions and alliance strategy have evoked deep interest from our clients.”

“We added and successfully assimilated over 11,900 employees (gross) during the year. This is the highest addition so far. At over 25,600 employees, we have built the scale required to leverage our client relationships,” said K. Dinesh, Member of the Board and Head – Human Resource Development, Information Systems, Quality and Productivity and Communication Design Group.

“Our initiatives to enhance efficiency, to increase offshore effort, and also to create systems and processes to support rapid growth have been successful,” said S. D. Shibulal, Member of the Board and Head – World-wide Customer Delivery.

Banking Products

Infosys’ Banking Business Unit (BBU) made significant headway in several countries this quarter. One of the premier banks headquartered in Thailand chose to deploy Finacle®. Infosys has also achieved breakthroughs in the Philippines and UAE, key markets in South East Asia and Middle East respectively.

Two of the top banks in South Asia have chosen Finacle® for their operations worldwide. Additionally, two of the leading public sector banks in India also signed up with Infosys. Currently, of the seven public sector banks that have decided to deploy centralized banking solutions, five are powered by Finacle®.

As on March 31, 2004, the Finacle® footprint extends to 94 banks in 27 countries.

Liquidity and capital expenditure

Cash and cash equivalents, including investments in liquid mutual funds, increased by Rs. 285.08 crore during the quarter, from Rs. 2,483.92 crore to Rs. 2,769 crore, after incurring capital expenditure of Rs. 217.48 crore. Operating cash flows for the quarter ended March 31, 2004 were Rs. 497.32 crore (Rs. 252.87 crore for the quarter ended March 31, 2003).

Infosys Technologies Limited – Financial Release March 31, 2004	Indian GAAP Press Release

“We have successfully maintained our margins, despite the drop in price realization during the year and an appreciating rupee. Free cash flows have been the highest on record. We have absorbed the cost of a 52% increase in our employee base,” said T. V. Mohandas Pai, Member of the Board and Chief Financial Officer. “We continue to balance the cash required for growth with that of enhancing returns to the shareholders. Our special one-time dividend payment is a reflection of our focus in this direction.”

Corporate Governance Rating

Standard & Poor’s Governance Services said today that it assigned a corporate governance score (CGS) of ‘CGS-8.6’ to Infosys. The overall CGS is a result of four component scores with a scale of 1 (low) to 10 (high):

— Ownership structure and influence	9.0
— Financial stakeholder rights and relations	8.3
— Financial transparency and information disclosure	9.2
— Board structure and process	8.0

About the company

Infosys is a leading global technology services firm founded in 1981. Infosys provides end-to-end business solutions that leverage technology for our clients across the entire software life cycle: consulting, design, development, re-engineering, maintenance, system integration, package evaluation and implementation. In addition, Infosys offers software products to the banking industry, as well as business process management services through its majority-owned subsidiary, Progeon. For more information, contact V. Balakrishnan at +91 (80) 2852 0440 in India or visit us on the World Wide Web at www.infosys.com.

Safe Harbor

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2003 and on Form 6-K for the quarters ended June 30, 2003; September 30, 2003 and December 31, 2003. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.

Infosys Technologies Limited – Financial Release March 31, 2004	Indian GAAP Press Release

INFOSYS TECHNOLOGIES LIMITED

	in Rs. crore
Balance Sheet as at	March 31, 2004	March 31, 2003
SOURCES OF FUNDS
SHAREHOLDERS’ FUNDS
Share capital	33.32	33.12
Reserves and surplus	3,220.11	2,827.53

	3,253.43	2,860.65

APPLICATION OF FUNDS
FIXED ASSETS
Original cost	1,570.23	1,273.31
Less: Depreciation and amortization	803.41	577.15

Net book value	766.82	696.16
Add: Capital work-in-progress	203.48	76.56

	970.30	772.72

INVESTMENTS	1,027.38	33.20
DEFERRED TAX ASSETS	35.63	36.81
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	632.51	512.14
Cash and bank balances	1,638.01	1,336.23
Loans and advances	833.12	872.78

	3,103.64	2,721.15
Less: Current liabilities	560.44	315.25
Provisions	1,323.08	387.98

NET CURRENT ASSETS	1,220.12	2,017.92

	3,253.43	2,860.65

NOTE: The audited Balance Sheet as at March 31, 2004 has
been taken on record at the board meeting held on April
13, 2004 INFOSYS TECHNOLOGIES LIMITED

	in Rs. crore, except per share data
	Quarter ended March 31,		Half year ended March 31,		Year ended March 31
Profit and Loss Account for the	2004	2003	2004	2003	2004	2003
INCOME
Software services and products
Overseas	1,292.76	990.57	2520.06	1,935.75	4,694.69	3,543.51
Domestic	16.14	29.28	24.10	42.74	66.20	79.18

	1,308.90	1,019.85	2544.16	1,978.49	4,760.89	3,622.69
SOFTWARE DEVELOPMENT EXPENSES	689.89	529.80	1335.37	1,011.42	2,495.31	1,813.30

GROSS PROFIT	619.01	490.05	1208.79	967.07	2,265.58	1,809.39
Selling and marketing expenses	82.57	68.96	174.92	142.56	335.08	266.98
General and administration expenses	89.70	80.72	176.95	150.65	346.85	270.37

	172.27	149.68	351.87	293.21	681.93	537.35
OPERATING PROFIT BEFORE INTEREST, DEPRECIATION AND AMORTIZATION	446.74	340.37	856.92	673.86	1,583.65	1,272.04
Interest	—	—		—	—	—
Depreciation and amortization	62.08	52.75	124.31	102.23	230.90	188.95

OPERATING PROFIT AFTER INTEREST, DEPRECIATION AND AMORTIZATION	384.66	287.62	732.61	571.63	1,352.75	1,083.09
Other income	3.18	27.38	50.66	57.18	127.39	99.61
Provision for investments	0.79	—	3.08	—	9.67	23.77

NET PROFIT BEFORE TAX	387.05	315.00	780.19	628.81	1,470.47	1,158.93
Provision for taxation	50.00	56.00	115.00	113.50	227.00	201.00

NET PROFIT AFTER TAX	337.05	259.00	665.19	515.31	1,243.47	957.93

AMOUNT AVAILABLE FOR APPROPRIATION	337.05	259.00	665.19	515.31	1,243.47	957.93
DIVIDEND
Interim	—	—	—	—	96.09	82.76

Infosys Technologies Limited – Financial Release March 31, 2004	Indian GAAP Press Release

	in Rs. crore, except per share data
	Quarter ended March 31,		Half year ended March 31,		Year ended March 31
Profit and Loss Account for the	2004	2003	2004	2003	2004	2003
Final	99.96	96.05	99.96	96.05	99.96	96.05
One-time special dividend	666.41	—	666.41	—	666.41
Total dividend	766.37	96.05	766.37	96.05	862.46	178.81
Dividend tax	98.19	12.30	98.19	12.30	110.50	12.30
Amount transferred - general reserve	200.00	150.65	(199.37)	406.96	200.00	766.82
Balance in Profit and Loss Account	(727.51)	—	—	—	70.51

	337.05	259.00	665.19	515.31	1,243.47	957.93

EARNINGS PER SHARE
(Equity shares, par value Rs. 5/- each)						144.68
Basic	50.63	39.10	100.07	77.81	187.38	144.68
Diluted	49.64	38.59	98.16	76.81	185.05	143.37
Number of shares used in computing earnings per share
Basic	66,565,712	6,62,35,431	66,472,787	6,62,28,504	66,361,944	6,62,11,068
Diluted	67,902,926	6,71,13,225	67,762,709	6,70,86,367	67,196,754	6,68,16,821

NOTE:
The audited Profit and Loss Accounts for the quarter and year ended March 31, 2004 have been taken on record at the board meeting held on April 13, 2004

A Fact Sheet providing the operating metrics of the company can be downloaded from www.infosys.com

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

	in Rs. crore
Consolidated Balance Sheet as at	March 31, 2004	March 31, 2003
SOURCES OF FUNDS
SHAREHOLDERS’ FUNDS
Share capital	33.32	33.12
Reserves and surplus	3,216.26	2,824.37

	3,249.58	2,857.49
Preference shares issued by subsidiary	93.56	49.00

	3,343.14	2,906.49

APPLICATION OF FUNDS
FIXED ASSETS
Original cost	1,633.65	1,279.04
Less: Depreciation and amortization	809.84	578.54

Net book value	823.81	700.50
Add: Capital work-in-progress	208.05	77.39

	1,031.86	777.89
INVESTMENTS	945.45	20.95
DEFERRED TAX ASSETS	39.97	36.81
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	651.45	518.65
Cash and bank balances	1,721.51	1,346.54
Loans and advances	860.95	913.46

	3,233.91	2,778.65
Less: Current liabilities	581.72	319.60
Provisions	1,326.33	388.21

NET CURRENT ASSETS	1,325.86	2,070.84

	3,343.14	2,906.49

Principles of consolidation: The financial statements are prepared in accordance with the principles and procedures for the preparation and presentation of consolidated financial statements as set out in the Accounting Standard on Consolidated Financial Statements prescribed by the Institute of Chartered Accountants of India. The financial statements of the parent company Infosys Technologies Limited (“Infosys” or “company”) and its subsidiaries have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances and transactions and resulting unrealized gains / losses.

Infosys Technologies Limited – Financial Release March 31, 2004	Indian GAAP Press Release

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

	in Rs. crore, except per share data
	Quarter ended March 31,		Half year ended March 31,		Year ended March 31,
Consolidated Profit and Loss Account for the	2004	2003	2004	2003	2004	2003
INCOME – Software services, products and business process management
Overseas	1,333.28	1,001.00	2,582.33	1,954.39	4,786.72	3,564.36
Domestic	16.17	28.67	24.13	40.30	66.23	75.62

	1,349.45	1,029.67	2,606.46	1,994.69	4,852.95	3,639.98
Software development and business process management expenses	707.09	534.27	1,363.79	1,019.80	2,538.67	1,822.96

GROSS PROFIT	642.36	495.40	1,242.67	974.89	2,314.28	1,817.02
Selling and marketing expenses	91.67	71.12	183.23	146.21	350.90	271.73
General and administration expenses	101.52	82.30	197.18	154.02	369.19	275.67

	193.19	153.42	380.41	300.23	720.09	547.40
OPERATING PROFIT BEFORE INTEREST, DEPRECIATION AND AMORTIZATION	449.17	341.98	862.26	674.66	1,594.19	1,269.62
Interest	—	—	—	—	—	—
Depreciation and amortization	64.42	53.40	128.17	103.46	236.73	190.34

OPERATING PROFIT AFTER INTEREST, DEPRECIATION AND AMORTIZATION	384.75	288.58	734.09	571.20	1,357.46	1,079.28
Other income	1.82	27.16	48.28	56.94	123.38	100.26
Provision for investments	0.80	—	3.09	—	9.67	23.77

NET PROFIT BEFORE TAX	385.77	315.74	779.28	628.14	1,471.17	1,155.77

Provision for taxation	50.54	56.00	115.54	113.50	227.54	201.00

NET PROFIT AFTER TAX	335.23	259.74	663.74	514.64	1,243.63	954.77

AMOUNT AVAILABLE FOR APPROPRIATION	335.23	259.74	663.74	514.64	1,243.63	954.77
DIVIDEND
Interim	—	—	—	—	96.09	82.76
Final	99.96	96.05	99.96	96.05	99.96	96.05
One-time special dividend	666.41	—	666.41	—	666.41	—
Total dividend	766.37	96.05	766.37	96.05	862.46	178.81
Dividend tax	98.19	12.30	98.19	12.30	110.50	12.30
Amount transferred - general reserve	200.00	151.39	(200.82)	406.29	200.00	763.66
Balance in Profit and Loss Account	(729.33)	—	—	—	70.67	—

	335.23	259.74	663.74	514.64	1,243.63	954.77

EARNINGS PER SHARE (Equity shares, par value Rs. 5/- each)
Basic	50.36	39.21	99.85	77.71	187.40	144.20
Diluted	49.37	38.70	97.95	76.71	185.07	142.89
Number of shares used in computing earnings per share
Basic	66,565,712	66,235,431	66,472,787	66,228,504	6,63,61,944	6,62,11,068
Diluted	67,902,926	67,113,225	67,762,709	67,086,367	6,71,96,754	6,68,16,821